INVEST IN **BRICK WORK**

We provide low-cost urban zoning analysis reports for due diligence on a GIS map



Highlights

Highlights

1. Cities require disruption in providing safe, environmentally friendly and affordable housing.
2. We want to provide a platform to introduce innovation in building housing to cities.
3. Technology disruption is happening in real estate at scale and we are a part of that conversation.
4. Y-O-Y revenue up 80%
5. Net income up 125%

Our Team



John Jung

Served US Army 82nd Airborne deployed to two peacekeeping missions. Started Trupath Lending a fintech mortgage start-up.

> Affordable housing issues, homelessness and environmental impact is plaguing Los Angeles and other cities around the world. These problems require herculean effort with both the private sector and local government. We want to see if we can be helpful in any way.



Alexander Irvine

Founder of Irvine & Associates, Inc. with over 16 years experience as a land use consultant in the City of Los Angeles, has entitled several commercial and residential projects throughout the city.



Carlos Lovato

Leads the analyst team at Brick Work to provide accurate Property and ADU reports. Graduated from UCLA for undergrad and USC for a Master's of Planning degree.



Rachel Ablondi

Current undergraduate student at USC majoring in Geodesign, a multidisciplinary degree in GIS, Planning, and Design.



Anahi Chavarria

Current undergraduate student at USC pursuing a degree in Geodesign with a minor in Landscape Architecture



Erik Huisman

Current undergraduate at the University of Southern California majoring in GeoDesign and minoring in architecture.

Brick Work GIS MAP DEMO



Brick Work GIS map demo.mp4
from John Jung
Property Info
Overlays & Incentives
By-Right Maximums
Setbacks
Affordable Housing
Open Space Requirement
Parking Requirement
Maximums w/ Incentives
01:08
vimeo

/b7b6f80cd1



BRICK WORK
Comprehensive Zoning GIS Map For On Demand Due Diligence



The Problem
Housing Crisis
- CA has a shortage of 500,000 affordable units while millions of Americans are just one paycheck away from a financial crisis.
- US homeless population of 550,000 projected to increase.
Barrier to Entry
- A lack of easily accessible and affordable zoning information has created a barrier of entry for would-be developers.
Disruption
- Covid-19 has accelerated the adoption of hybrid workspaces and adaptive reuse of commercial properties to housing, demand for industrial centers and need for sustainable urban development.



Subscription Plans
Novice
Specialist
Pro

$0/mo	$100/mo	$250/mo
(0) Zoning Reports or ADU Reports Per Month $50 per lot Zoning Report $150 per ADU Report	(4) Zoning Reports OR 1 ADU + 1 Zoning Report Per Month	(10) Zoning Reports OR 3 ADU + 1 Zoning Report Per Month
Will go to $100 per lot	Will go to $200/mo	Will go to $400/mo

BRICK+WORK

Milestones

- **November 2018 — Brick+Work Launch**: Access to feasibility reports and featured properties
- **June 2021 — Product Market Fit**: 34 paid users 5,950 MRR, 85% YOY Sales Growth
- **September 2021 — Capital Raise**: Crowdfund our Seed Round to scale build out of map and users.
- **October 2021 — Scale Partnerships**: CBRE, Keller Williams, Coldwell Banker, etc.
- **October 2021 — Beta Map Launch**: Integrate our reports within a customized GIS Map.
- **November 2021 — Territory Expansion**: Target key cities for expansion

BRICK+WORK

Target Market

2 Million Real Estate Agents in the U.S.

Adopted By:

45,000 Commercial Agents

255,000 Residential Agents

$432 Million ARR

$6.5 Billion Valuation

CBRE BRICK+WORK kw KELLER WILLIAMS REALTY

Capital Raise

$1,000,000 SAFE note at $10,000,000 pre-money valuation



$100,000
$100,000
$300,000
$500,000
Runway
Hire GIS Team for Map Buildout
Hire Sales, Marketing, and Operations Team
Hire Full Stack Developer for Website

Traction



Projected Sales by Year
Sales ($)
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
$203,332
$326,988
$844,867
$1,779,715
$2,970,995
2021
2022
2023
2024
2025

BRICK+WORK

YOY revenue up

80%

Net Income up

125%

Why Us?

The Irvine Team consists of ex-city planners who are real time helping to entitle projects in and around LA.



Alex Irvine

Chief Executive Officer

Founder of Irvine & Associates, Inc. with over 16 years experience as a land use consultant in the City of Los Angeles, has entitled several commercial and residential projects throughout the city.



John Jung

Business Development & Marketing

Founder of Trupath Real Estate and Lending which leverages cloud based CRM to process and fund mortgage loans. Has 12 years of experience working with clients to help locate/sell properties and find creative financing.

BRICK+WORK

Advisors



Brian Donahue

Chief Financial Officer

CFO of Ember Technologies, Inc since 2018 and VP of Finance at Mattel, Inc for 15 years. Has experience leading early stage companies through rapid growth, including multiple equity and debt financings.



John West

Managing Director

Managing Director in the Consulting practice at Syneos Health where he has advised clients in the pharmaceutical and biotechnology industry for over 10 years. Has experience leading teams in the management of complex projects related to organizational change, clinical studies, and drug safety.

BRICK+WORK

Additional Sources of Income

1
License Map to Municipalities

- Most Jurisdictions lack comprehensive and easily understandable GIS zoning maps or code

2
Brick+Work Developments

- Raise our own funds by creating our own cryptocurrency
- Build using latest in construction tech like 3D printed stackable modular to set precedent and boilerplate for others to follow.

3
Property Arbitrage

- Provide opportunities that include analytics from AI Software
- Analyze updates in plans and zoning to identify properties with high yield potential

Thank You
For Your Consideration!



www.brickwork.la

contact@brickwork.la

@brickworkla

@work _brick

Downloads

2021 BW-PitchDeck Wefunder Final.pdf